Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AdaptHealth Corp:

We consent to the use of our report dated March 6, 2020, with respect to the consolidated balance sheets of AdaptHealth Corp. as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) / members’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), included herein, and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for revenue.

/s/ KPMG LLP

Philadelphia, PA
June 29, 2020